Exhibit 99(k)(2)

HEDGEOP COMPLIANCE, LLC
REGULATORY AND COMPLIANCE SUPPORT SERVICES AGREEMENT

This agreement (this “Agreement”), dated as of October 1, 2010 is by and between HedgeOp Compliance, LLC (“HedgeOp”), a Delaware limited liability company and each investment fund listed on attached Schedule C (each, a “Fund” and, collectively, the “Funds”).

WHEREAS, each Fund was formed for the purposes described in its prospectus, as filed with the Securities Exchange Commission (the “SEC”) on Form N-2 (as amended from time to time, each, a “Prospectus”) and provided to HedgeOp by Fund Management;

WHEREAS, each Fund desires to retain HedgeOp and utilize the regulatory and compliance support services provided by HedgeOp described in Schedule A attached hereto;

WHEREAS, HedgeOp desires to provide such regulatory and compliance and support services to each Fund; and

NOW THEREFORE, in consideration of the promises and the mutual covenants contained herein and for such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, subject to the terms and conditions set forth below, hereby agree as follows:

1.   Fund Regulatory and Compliance Support Services.  Under the supervision of each Fund’s Board of Directors (each, a “Board”) and each Ironwood Capital Management Corporation, in its capacity as investment manager of each Fund (“Fund Management”),  HedgeOp shall be responsible for performing and is hereby authorized and empowered to perform, at the expense of the relevant Fund, all duties and functions necessary or appropriate in connection with providing regulatory and compliance support servicers to such Fund.  A list of the regulatory and compliance services which may be provided to each Fund is set forth in the attached Schedule A.

2.   Provision of Certain Documentation.  Each Fund agrees to provide HedgeOp with the most recent versions of (a) its Prospectus, limited liability company agreement (each, an and form of investor certification, (b) any distribution agreement or other material contract entered into by such Fund; and (c) each of its accounting statements, administrative statements and

records (including such Fund’s Investor Reports and Financial Statements).   Each Fund further agrees to promptly provide HedgeOp with amendments to any such documents.

3.   Fees and Expense.  Each Fund shall pay HedgeOp fees in accordance with attached Schedule B and certain expenses of HedgeOp shall be reimbursed as described in attached Schedule B.  This Agreement constitutes authorization for each Fund’s administrator or custodian to pay the fees and expenses listed on attached Schedule B to HedgeOp.

4.   Liability.  HedgeOp will give each Fund the benefit of its best judgment and efforts in rendering these services to such Fund, and it is agreed as an inducement to its undertaking these services that HedgeOp and its principals, officers and employees shall not be liable hereunder for any mistake of judgment or in any event whatsoever, except for lack of good faith; provided that nothing herein shall be deemed to protect or purport to protect HedgeOp or its principals, officers or employees against any liability to a Fund which any such persons would otherwise be subject by reason of bad faith, gross negligence, willful misconduct or violation of applicable Law (as defined below) in the performance of the obligations and duties hereunder.

“Laws” means, collectively, all statutes, laws, codes and ordinances and any rules or regulations of, and any order, decree, writ, settlement, stipulation, injunction, award, consent or judgment of any Governmental Authority (as defined below) (in each case, whether foreign or domestic and whether federal, state or local).

“Governmental Authority” means any government, political subdivision, or governmental or regulatory authority, agency, board, bureau, commission, instrumentality, court, arbitral tribunal or quasi-governmental authority (in each case, whether federal, state, or local and whether U.S. or non-U.S.).

5.   Indemnification.  Each Fund agrees to indemnify and hold HedgeOp, its principals, officers and employees harmless from any loss, damage, liability or expense, including reasonable attorneys' fees and other reasonable legal expenses, to which HedgeOp (or its principals, employees or agents) may become subject arising out of any claim or threatened to be asserted in connection with the services that HedgeOp provides to such Fund in good faith under this Agreement; provided, that none of HedgeOp or its principals, officers or employees shall be entitled to such indemnification with respect to any loss, damage, liability or expense which is due to HedgeOp’s (or any such principal’s, officer’s or employee’s) gross negligence, willful misconduct or where such indemnification would be a violation of applicable Law.

6.   Non- Exclusivity.  HedgeOp services hereunder are not exclusive to the Funds.  HedgeOp may, at its sole discretion, provide similar services to other clients.

7.   Confidentiality; Information Security & Proprietary Information.  HedgeOp agrees and understands that all materials provided to HedgeOp in connection with its provision of services to the Funds under this Agreement will be held by HedgeOp in confidence for use only for the purpose of providing services under this Agreement and will not be provided to any other persons or entities without the prior written approval of Fund Management, unless otherwise required under applicable Law.  If HedgeOp is required by Law to provide any such materials to a third party, HedgeOp will use its best efforts to give each Fund prior notification.

HedgeOp represents that it has taken reasonable steps to design a Security Program (the “Security Program”) that maintains sufficient customer information safeguard procedures to detect and respond to security breaches.  The Security Program is designed to identify foreseeable internal and external risks to the security, confidentiality and integrity of customer information that could result in the unauthorized disclosure, misuse, alteration, destruction or other compromise of such customer information and will, at minimum: (a) ensure the security and confidentiality of customer information; (b) protect against any anticipated threats or hazards to the security or integrity of such information; and (c) protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.  The Security Program will be periodically adjusted, as necessary or appropriate, based on: (i) results of testing and monitoring pursuant to the Security Program; (ii) any material changes to the business and operation of a Fund; and (iii) any other circumstances that may have a material impact on a Fund’s information security system.

Each Fund agrees and understands that the proprietary forms of reports, standardized agreements and other documentation generated by HedgeOp in the course of it providing operational and compliance services to such Fund during the term of this Agreement

(the “HedgeOp Forms”) are the property of HedgeOp.   Each Fund also agrees and understands that the HedgeOp Forms are confidential and cannot be provided to any other third party (except that a Fund may provide HedgeOp Forms to their professional advisors (including Fund Management) or to any other person to which such HedgeOp Form must be provided under applicable Law) or be used or re-generated by such Fund or its affiliates (or their professional advisors) after the termination of this Agreement without the prior written approval of HedgeOp (except as required under applicable Law).  HedgeOp agrees and understands that the substantive information about the Funds, its investors, portfolio holdings and Fund Management contained in HedgeOp Forms generated by HedgeOp during the term of this Agreement are the property of the Funds and Fund Management, respectively.

8.   Assignment.  This Agreement may not be assigned by either party without the prior, written consent of the other party.

9.   Termination.  This Agreement may be terminated by a Fund or HedgeOp at the end of any year on 60 days prior written notice to the other parties.

10.   Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any provision of New York law that would permit the law of another state to apply.

11.   Amendments.  This Agreement, which represents the sole Agreement of the parties with respect to the subject matter hereof, may not be amended or modified except by an instrument signed by both parties.

12.   Survival.  The representations, warranties and covenants provided herein shall survive the termination of this Agreement.

13.   Binding Effect of Agreement.  Subject to Section 8 above, this Agreement shall be binding on the successors, assigns and the legal representatives of each of the parties.

14.   Notices.  All notices shall be in writing and shall be deemed to have been duly given (i) if delivered in person or by courier, on the date it is delivered; (ii) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; and (iii) if sent by facsimile, on generation of confirmation, to the following respective addresses until a different address is specified in writing by one party to the other party:

To HedgeOp:

3 Park Avenue
14th Floor
New York, NY 10016

telephone: (212) 515-2800
facsimile: (212) 515-2820

To a Fund:

c/o Ironwood Capital Management Corporation One Market Plaza Steuart Tower
Suite 2500
San Francisco, CA 94105

telephone: (415) 777-2400
facsimile: (415) 777-2600

IN WITNESS WHEREOF, the parties have executed this Agreement as of the 13th day of October, 2010.

HedgeOp Compliance, LLC

By: /s/ William G. Mulligan
Name: William G. Mulligan Title: CEO

Ironwood Multi-Strategy Fund LLC

By: /s/ Jonathan Gans
Name: Jonathan Gans Title: Pr esident

Ironwood Institutional Multi-Strategy Fund LLC

By: /s/ Jonathan Gans
Name: Jonathan Gans Title: President

SCHEDULE A

Regulatory and Compliance Support Services

•	Development of Compliance Manual and Code of Ethics for each Fund that meet the requirements of Investment Company Act Rules 38a-1 and 17j-1

•
Support each Fund’s Chief Compliance Officer in the administration of each Fund’s  Compliance Manual and Code of Ethics pursuant to the requirements of Investment Company Rules 38a-1 and 17j-1.   Includes, but is not limited to:

•	Adherence to required record-keeping

•	Administration of privacy policy reviews

•	Adherence to proxy voting requirements

•	Adherence to pay to play rule applicable to each Fund and Fund Management

•	Administration of annual compliance and provide annual report to each Fund’s Board of Directors

•	Provision of quarterly reporting to each Fund’s Board of Directors as to adherence to Rule 17j-1 personal trading and reporting requirements

•	Development and administration of a work-flow compliance calendar outlining all of the regulatory and compliance issues/tasks to be addressed by each Fund.

•	Administration of monthly review with Chief Compliance Officer to ensure that all compliance issues are being addressed

•	Assist the Chief Compliance Officer and outside legal counsel in making regulatory filings required to be made by each Fund (i.e., periodic financial filings, proxy filings, etc.)

•
Periodically review of subscription agreements retained by the administrator of each Fund to ensure that applicable legal requirements are complied with and correspond with investors in such Fund to obtain required representations from such investors;

•	Coordination with each Fund’s administrator and/or registrar and transfer agent as needed;

•	Assist in the planning and preparation of documentation required for Board of Manager meetings;

•	Assist Secretary in the preparation of meeting notice, agenda and minutes

•	Assist in the planning and preparation of tender offer documentation and filings (which will be done with each Fund’s legal counsel and administrator);

•	Periodic review of each Fund’s Prospectus and material contracts to identify and address any potential compliance or regulatory problems;

•	Attending periodic on-site meetings with Fund Management to discuss status of regulatory and compliance issues;

•	Attending Board of Director meetings and respond to questions/inquiries from the Board of Directors;

•	Compliance review and consultation with respect to investor correspondence, performance reports and other marketing documents;

•	Assist each Fund’s Chief Compliance Officer in responding to regulatory and compliance inquiries from each Fund’s investors and potential investors; and

•	Acting as principal liaison with regulatory agencies (in consultation with each Fund’s legal counsel).

•	Provision of pro-active support to each Fund in the event of a regulatory exam

SCHEDULE B

Fees

For the period from October 1, 2010 through December 31, 2011, the fee will be $40,000 per annum.  The fee will be paid quarterly in advance and the first such payment is not due until the quarter starting as of January 1, 2011.

Expense Reimbursements

Each Fund will reimburse HedgeOp for all reasonable out-of-pocket expenses (including travel and lodging) related to services directly provided to such Fund up to a maximum amount of $50,000 per annum (subject to override by the Funds); provided, however, that any expense (or series of related expenses) in an amount greater than $5,000 shall require pre-approval of the relevant Fund.

SCHEDULE C

Ironwood Multi-Strategy Strategy Fund LLC
Ironwood Institutional Multi-Strategy Fund LLC